BB 3/17

05038504

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED PROCESSING
MAR - 1 2005
WASH. D.C. SECTION

SEC FILE NUMBER
8- 45175

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ESSEX RADEZ, L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

440 SOUTH LASALLE STREET, SUITE 1557
(No. and Street)

CHICAGO (City) ILLINOIS (State) 60605 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ROGER A. HOUSEHOLDER, CPA 847-993-3155
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HOUSEHOLDER, ROGER, A.
(Name – *if individual, state last, first, middle name*)

5600 NORTH RIVER ROAD, SUITE 800, ROSEMONT, ILLINOIS 60018
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/8

OATH OR AFFIRMATION

I, STEPHEN A. RADEZ, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ESSEX RADEZ, L.L.C., as of DECEMBER 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
MAREN C. SLOTH
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 3-26-2006

Signature

MANAGING MEMBER
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ESSEX RADEZ, L.L.C.

TABLE OF CONTENTS

INDEPENDENT AUDITOR'S REPORT

February 28, 2005

The Members
Essex Radez, L.L.C.

We have audited the accompanying financial statements of Essex Radez, L.L.C. as of December 31, 2004 and 2003, as listed in the foregoing table of contents. These financial statements are the responsibility of the Organization's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards, *Government Auditing Standards* issued by the Comptroller General of the United States, Securities and Exchange Commission Rule 17a-5 under the Securities Exchange Act of 1934, and the provisions of Section 15 of the Securities Exchange Act of 1934. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Essex Radez, L.L.C. as of December 31, 2004 and 2003 and the change in its net assets and its cash flows for the years then ended in conformity with generally accepted accounting principles.

Roger A. Householder, CPA

Roger A. Householder, CPA

ESSEX RADEZ, L.L.C.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004 AND 2003

	2004	2003
ASSETS		
Cash	$ 1,187,802	$ 217,082
Receivables from Brokers or Dealers	13,325,959	1,553,749
Other Securities, Owned At Market	1,337,517	2,436,027
Exchange Membership Owned At Cost	255,000	255,000
Receivable from Non-Customers	59,129	345,826
Total Assets	$ 16,165,407	$ 4,807,684
LIABILITIES AND OWNERSHIP EQUITY		
LIABILITIES:		
Account Payables	$ 1,022,653	$ 0
Payable to Brokers or Dealers	416,673	0
Payable to Customers	5,870,078	0
Securities Sold Not Yet Purchased At Market Value	6,121,752	0
Total Liabilities	$ 13,431,156	$ 0
OWNERSHIP EQUITY:		
Member's Capital Account	$ 2,734,251	$ 4,807,684
Total Liabilities and Ownership Equity	$ 16,165,407	$ 4,807,684

See accompanying notes to financial statements.

ESSEX RADEZ, L.L.C.

STATEMENT OF INCOME (LOSS)
YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
REVENUE		
Gains Or Losses		
Firm Securities Trading Account	$ 1,834,413	$ 8,888,294
Firm Futures Trading Account	0	0
Other Revenue	0	0
Total Revenue	$ 1,834,413	$ 8,888,294
EXPENSES		
Clerical & Administrative Expenses	$ 917,535	$ 0
Interest Expense	16,056	0
Other Expense	2,204,755	4,395,140
Total Expenses	$ 3,138,346	$ 4,395,140
NET INCOME FROM OPERATIONS	$ (1,303,933)	$ 4,493,154
OTHER INCOME/(LOSS)		
Not from operations	$ 0	$ 0
NET INCOME	$ (1,303,933)	$ 4,493,154

See accompanying notes to financial statements.

ESSEX RADEZ, L.L.C.

STATEMENT OF CHANGES IN FINANCIAL POSITION
YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES:		
Increase (decrease) in net assets	($ 1,303,933)	$4,493,154
Adjustments to reconcile increase in net assets to net cash from operating activities:		
Changes in assets and liabilities:		
Securities (Purchased)/Sold	1,098,510	(1,946,075)
Securities Sold Not Yet Purchased	6,121,752	0
Payable to Customers	5,870,078	0
Receivable from Non-Customer	286,697	(78,674)
Payable to Brokers or Dealers	416,673	0
Accounts Payable Liability	1,022,653	(352,571)
Net cash from operating activities	13,512,430	$2,115,834
CASH FLOWS FROM INVESTING ACTIVITIES	-	-
CASH FLOWS FROM FINANCING ACTIVITIES	-	-
CONTRIBUTIONS FROM MEMBERS	819,000	0
DISTRIBUTIONS TO MEMBERS	(1,588,500)	(2,220,999)
NET INCREASE/DECREASE IN CASH	$12,742,930	$ (105,165)
CASH AT BEGINNING OF YEAR	1,770,831	1,875,996
CASH AT END OF YEAR	$14,513,761	$1,770,831

See accompanying notes to financial statements.

ESSEX RADEZ, L.L.C.

STATEMENT OF CHANGES IN MEMBER'S OWNERSHIP CAPITAL
YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
BALANCE, BEGINNING OF YEAR	$4,807,684	$2,535,529
NET INCOME (LOSS)	(1,303,933)	4,493,154
ADDITIONS (DEDUCTIONS)	(769,500)	(2,220,999)
BALANCE, END OF YEAR	$2,734,251	$4,807,684

See accompanying notes to financial statements.

ESSEX RADEZ, L.L.C.

STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
BALANCE, BEGINNING OF PERIOD	$ 0	$ 0
INCREASES	13,431,156	0
DECREASES	0	0
BALANCE, END OF PERIOD	$13,431,156	$ 0

See accompanying notes to financial statements.

ESSEX RADEZ, L.L.C.

SCHEDULE OF COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1
AS OF DECEMBER 31, 2004

Total Ownership Equity from Statement of Financial Condition	$2,734,251
Additions	0
Total Capital And Allowable Subordinated Liabilities	$2,734,251
Deductions	
Non-Allowable Assets:	
Exchange Membership At Cost	$(255,000)
Receivable from Non-Customers	(59,129)
Total Deductions	$(314,129)
Net Capital Before Haircuts on Security Positions	$ 2,420,122
Haircuts On Securities:	
Haircut On Other Securities	$(1,219,510)
Undue Concentration	(544,363)
Total Haircuts	$(1,763,873)
Net Capital	$ 656,249

See accompanying notes to financial statements.

ESSEX RADEZ, L.L.C.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKER DEALERS PURSUANT TO RULE 15c3-3
AS OF DECEMBER 31, 2004

Total Credit Balances	$ 0
Total 15c3-3 Debits	$ 0
Reserve Computation	$ 0
Amount Held on Reserve in "Reserve Bank Accounts"	$ 370,078

See accompanying notes to financial statements

ESSEX RADEZ, L.L.C.

INFORMATION RELATING TO THE POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3
AS OF DECEMBER 31, 2004

Essex Radez, L.L.C. maintains customer accounts. Essex Radez, L.L.C. maintains physical possession or control of customers' fully paid and excess margin securities and cash. The market valuation of the customer accounts is $ 5,870,078.

ESSEX RADEZ, L.L.C.

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
AND THE COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS
UNDER EXHIBIT A OF RULE 15c3-3
AS OF DECEMBER 31, 2004

Computed net capital	$ 656,249
Minimum net capital required	$ 0
Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement	$ 250,000
Net capital requirement	$ 250,000
Excess Net Capital	$ 406,249
Net Capital in Excess of the Greater of 5% of Combined Aggregate Debit Items or 120% of Minimum Capital Requirement	$ 356,249

See accompanying notes to financial statements

ESSEX RADEZ, L.L.C.

RECONCILIATION BETWEEN THE AUDITED AND UNAUDITED STATEMENTS OF FINANCIAL CONDITION WITH RESPECT TO METHODS OF CONSOLIDATION
AS OF DECEMBER 31, 2004

There are no reconciliation differences between the audited and unaudited statements of financial condition with respect to methods of consolidation.

ESSEX RADEZ, L.L.C.

REPORT ON MATERIAL INADEQUACIES FOUND TO EXIST OR FOUND TO HAVE EXISTED SINCE THE DATE OF THE PREVIOUS AUDIT
AS OF DECEMBER 31, 2004

We have audited the financial statements of Essex Radez, L.L.C., as of and for the year ended December 31, 2004 and have found no material inadequacies that exist as of the date of this audit or have existed since the date of the previous audit.

ESSEX RADEZ, L.L.C.

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2004 AND 2003

1. ORGANIZATION AND OPERATIONS
Essex-Radez Company was organized in 1977 as a general partnership to operate as a broker dealer on The Chicago Board Options Exchange. The organization was converted to a limited liability company effective January 1, 2003. At the time of the conversion the name of the organization was changed to Essex Radez, L.L.C.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The financial statements are prepared on the accrual basis of accounting.

Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets, liabilities, revenues, and expenses and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Fair Values of Financial Instruments – The carrying amounts of cash, receivables, payables, and other current assets and liabilities approximates fair value with the exception of the exchange memberships that are listed at cost.

Cash and cash equivalents – Cash and cash equivalents include demand deposits and highly liquid investments with original maturities of three months or less.

Revenue Recognition – Revenue is recognized on securities held on a marked to market basis. This form of revenue recognition is consistent with the reporting requirements under Section 15 of the Security and Exchange Act of 1934.

Income Taxes – The limited liability company does not incur any Federal and state income taxes. Each respective member reports their share of income or loss on their personal returns.

2. Essex Radez, L.L.C. maintains accounts for customers as defined under Rule 15c3-3.

AUDITOR'S REPORT ON COMPLIANCE WITH LAWS AND REGULATIONS

February 28, 2005

The Members
Essex Radez, L.L.C.

We have audited the financial statements of Essex Radez, L.L.C., as of and for the year ended December 31, 2004, and have issued our report thereon dated February 28, 2005.

We conducted our audit in accordance with generally accepted auditing standards and *Government Auditing Standards* issued by the Comptroller General of the United States, Securities and Exchange Commission Rule 17a-5 under the Securities Exchange Act of 1934, and the provisions of Section 15 of the Securities Exchange Act of 1934. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements.

Compliance with laws, regulations, and contracts applicable to the organization is the responsibility of the organization's management. As part of obtaining reasonable assurance about whether the financial statements are free of material misstatement, we preformed tests of the organization's compliance with certain provisions of laws, regulations and contracts. However, providing an opinion on overall compliance with such provisions was not an objective of our audit of the financial statements. Accordingly, we do not express such an opinion.

The results of our tests disclosed no instances of noncompliance that are required to be reported herein under *Government Auditing Standards.*

This report is intended for the information of the members. However, this report is a matter of public record and its distribution is not limited.

Roger A. Householder CPA

Roger A. Householder, CPA

AUDITOR'S REPORT ON OFF BALANCE SHEET RISK

February 28, 2005

The Members
Essex Radez, L.L.C.

We have audited the financial statements of Essex Radez, L.L.C. as of and for the year ended December 31, 2004, and have issued our report thereon dated February 28, 2005.

In April 2003, the Financial Accounting Standards Board ("FASB") issued SFAS 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SAFS 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS 149 is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. The adoption of this statement did not have any impact on the Company's consolidated financial position or results of operations.

The FASB also issued SFAS 105 requiring that all entities disclose information principally about financial instruments with off-balance-sheet credit or market risk and about concentrations of credit risk. Essex-Radez, L.L.C. engages in various brokerage and execution activities in which counter parties will primarily include broker-dealers, clearing firms and other financial institutions. In the event counter parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter party. I noted no matters involving off-balance sheet credit or market risk and concentrations of credit risk that are required to be disclosed.

This report is intended solely for the information of the members. However, this report is a matter of public record and its distribution is not limited.

Roger A. Householder, CPA

Roger A. Householder, CPA